Mail Stop 4720   October 9, 2009

Via Facsimile and U.S. Mail

Ellen J. Shin
General Counsel
Prospect Medical Holdings, Inc.
10780 Santa Monica Blvd., Suite 400
Los Angeles, CA 90025

   Re: Prospect Medical Holdings, Inc.
      Registration Statement on Form S-4
      Filed September 30, 2009
      File No. 333-162241

Dear Ms. Shin:

   This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. We note that you are registering the 12 3/4% Senior Secured Notes, Series B, due 2014 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Executive Compensation, page 119

2. We note that your executive compensation disclosure does not reflect the compensation paid in your recently concluded fiscal year. As your registration statement will become effective after your last fiscal year ended on September 30, 2009, your disclosure must be revised to reflect the compensation payments made in your most recently concluded fiscal year. Please amend your registration statement accordingly.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dale E. Short
        TroyGould PC
        1801 Century Park East, 16th Floor
        Los Angeles, CA 90067